i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Brentwood, Tennessee 37215
June 3, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, NE
Washington, D.C. 20549
Attention:    Danilo Castelli

Re:	i3 Verticals, Inc.
Registration Statement on Form S-1
File No. 333-231904
Acceleration Request
Requested Date:     June 5, 2019
Requested Time:    4:15 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, i3 Verticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-231904) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Page Davidson at (615) 742-6253.
[Signature page follows]

Sincerely,

i3 Verticals, Inc.

By:	/s/ Clay Whitson
Name: Clay Whitson
Title: Director and Chief Financial Officer

[i3 Verticals, Inc. Acceleration Letter]